CHAPMAN AND CUTLER LLP                                    111 WEST MONROE STREET
                                                         CHICAGO, ILLINOIS 60603

                                  May 3, 2019

VIA EDGAR CORRESPONDENCE
------------------------

Mr. Mark Cowan
Senior Counsel
U.S. Securities and Exchange Commission
Division of Investment Management, Disclosure Review Office
100 F Street, N.E.
Washington, DC 20549


      Re:           PRE 14A: First Trust Exchange-Traded Fund IV
           --------------------------------------------------------------

Dear Mr. Cowan:

      With respect to its series, the First Trust SSI Strategic Convertible Securities ETF (the "Fund"), First Trust Exchange-Traded Fund IV (the "Trust") filed a Preliminary Proxy Statement (the "Proxy Statement") with the Securities and Exchange Commission on April 12, 2019. The Proxy Statement includes a proposal for the Fund's shareholders to approve a new investment sub-advisory agreement with SSI Investment Management LLC ("SSI LLC" or the "Sub-Adviser"). This letter responds to comments that you provided on April 18, 2019, certain of which we discussed by telephone on April 23, 2019 (including, in particular, Comments 2 and 5). For your convenience, the substance of the comments provided has been restated below. The Trust's response to each comment is set out immediately under the restated comment. Undefined capitalized terms have the meanings given to them in the Proxy Statement. As we discussed on April 23, 2019, the Trust is filing this response letter at approximately the same time as it is filing the Definitive Proxy Statement.

      COMMENT 1

      In the Letter to Shareholders, please consider disclosing any effect on the advisory fee and/or sub-advisory fee rate. (As a related matter, the discussion under the sub-heading "Fees" on page 7 of the Proxy Statement states that the "New Sub-Advisory Agreement will not result in changes to the Fund's investment sub-advisory fees and will not otherwise impact the Fund's expense ratio.")

      RESPONSE 1

      The Letter to Shareholders has been revised to respond to this comment by adding a statement consistent with the one noted.


      COMMENT 2

      The current sub-adviser, SSI Investment Management Inc. ("SSI Inc."), appears to be transferring 52% of its advisory business to a new adviser for an unspecified amount of compensation. Please provide the Staff with your analysis of whether the sale of 52% of the current sub-adviser is subject to Section 15(f) of the Investment Company Act of 1940 ("1940 Act"). We may have additional questions/comments based on your response.

      RESPONSE 2

      The Sub-Adviser believes that the sale of a majority stake (and the resulting change of control) of the Fund's sub-adviser (the "Transaction") implicates the provisions of Section 15(f) of the 1940 Act. Accordingly, the Sub-Adviser has indicated that it will endeavor to comply with such Section's safe harbor provisions, including the requirements that: (1) during the three years following the Transaction, at least 75% of the members of the Trust's board of trustees will not be interested persons of the applicable entities described in that Section; and (2) the Transaction will not cause the imposition of an unfair burden (as defined in such Section). As you and I discussed by telephone on April 23, 2019, related disclosure has been added to the Proxy Statement.


      COMMENT 3

      Please confirm that all information required by Items 22(c)(4) and (5) is provided.

      RESPONSE 3

      With respect to Item 22(c)(4), the Trust notes that such Item applies when an investment adviser is a corporation while, in this case, the new Sub-Adviser is a limited liability company. However, the Proxy Statement identifies the post-Transaction owners of ten percent or more of the interests of SSI LLC (i.e., Resolute Investment Managers, Inc. and SSI Inc.) and provides the addresses of such entities. With respect to Item 22(c)(5), the Trust does not believe that any additional information is required.


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


      COMMENT 4

      In the first paragraph under the heading "Comparison of Certain Terms of the New Sub-Advisory Agreement and Current Sub-Advisory Agreement" on page 6 of the Proxy Statement, please identify the "certain other differences" that are referenced.

      RESPONSE 4

      The Proxy Statement has been revised to respond to this comment.


      COMMENT 5

      With respect to the second paragraph under the sub-heading "Sub-Advisory Services" on page 7 of the Proxy Statement, please explain supplementally which rules under the 1940 Act are being referenced. We may have more questions.

      RESPONSE 5

      As specified in Section 2 of the form of the New Sub-Advisory Agreement, the relevant 1940 Act rules are the following: (1) Rule 10f-3 (which, under certain circumstances, provides exemptions from the general prohibition set forth in Section 10(f) of the 1940 Act); (2) Rule 12d3-1 (which provides exemptions for certain acquisitions of securities issued by persons engaged in securities related businesses that would otherwise be prohibited by Section 12(d)(3) of the 1940 Act); (3) Rule 17a-10 (which provides exemptions from
Section 17(a) of the 1940 Act for transactions with certain sub-advisory affiliates); and (4) Rule 17e-1 (which relates to the term "usual and customary broker's commission" for purposes of Section 17(e)(2)(A) of the 1940 Act and imposes certain board review and recordkeeping requirements(1)). Rules 10f-3, 12d3-1 and 17a-10 each include provisions that specifically apply to sub-advisory contracts. See Rule 10f-3(a)(5), Rule 12d3-1(c)(3) and Rule 17a-10(a)(2). Rule 17e-1 refers to transactions that are permitted by Rule 17a-10 and excludes such transactions from its board review and recordkeeping requirements. See Rule 17e-1(b)(3) and (d)(2).

      As you and I discussed by telephone on April 23, 2019, disclosure has been added to the effect that the specific rules being referenced are identified in
Section 2 of the form of New Sub-Advisory Agreement included as Exhibit A to the Proxy Statement.




-----------------------
(1) Among other things, Section 17(e)(2) of the 1940 Act prohibits an affiliated person of a registered investment company acting as broker, in connection with the sale of securities to or by such registered company, from receiving compensation for effecting such transaction which exceeds "the usual and customary broker's commission" if the sale is effected on a securities exchange.

      COMMENT 6

      Please provide any disclosure required under Items 22(c)(10), (13) and (14).

      RESPONSE 6

      The Sub-Adviser has confirmed that no disclosure is required under Items 22(c)(10), (13) or (14). In this regard, with respect to Item 22(c)(10), the Sub-Adviser has confirmed that the "other clients with investment objectives and policies broadly similar to those of the Fund" (referenced under "Board Considerations" where this comment appears) do not include registered investment companies, whereas Item 22(c)(10) uses the defined term "Fund," and the definition of "Fund" includes the defined term "Registrant."


      COMMENT 7

      With respect to the discussion on page 14 of the Proxy Statement under the sub-heading "General Information," please disclose the material features of the contract for proxy solicitation as required under Item 4.

      RESPONSE 7

      The Trust has reviewed the contract for proxy solicitation and believes that the material features thereof have been disclosed.


      COMMENT 8

      On page 15 of the Proxy Statement, with respect to the disclosure under the sub-heading "Share Ownership of Certain Beneficial Owners", should the chart indicate "None" if there are no owners of more than 5% of the Fund's outstanding voting securities? Otherwise, please indicate any such beneficial owners in the definitive proxy.

      RESPONSE 8

      The chart in the PRE 14A included blanks because the PRE 14A was filed prior to the record date. The chart will be completed in the DEF 14A.


      COMMENT 9

      With respect to the Form of Proxy Card, note that it is preliminary. In addition, please identify in bold-face type the person or entity on whose behalf the proxy is being solicited. Further, with respect to the third paragraph of the proxy card, please note that under Rule 14a-4(b)(1) under the Securities Exchange Act of 1934, a proxy may confer discretionary authority with respect to matters as to which a choice is not specified by the security holder provided that the form of proxy states in bold-face type how it is intended to vote the shares represented by the proxy in each such case.

      RESPONSE 9

      The Trust notes that the form of proxy card included in the PRE 14A was preliminary (although not specifically labeled as such); the form included in the DEF 14A will reflect the finalized version with the blanks filled in. With respect to the items that, as noted, are required to be in bold-face type, such items will be in bold-face type in the actual printed proxy card; however, due to the EDGAR technology used in the filings for the Trust, the bold-face type will not be evident in the EDGAR version of the DEF 14A that is filed.

      Thank you for your attention to this Proxy Statement and please call me at
(312) 845-3446 if you have questions regarding any of the above responses.

                                        Very truly yours,

                                        CHAPMAN AND CUTLER LLP


                                        By: /s/ Suzanne M. Russell
                                            --------------------------------
                                                Suzanne M. Russell




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